Correspondence

September 25, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ascent Solar Technologies, Inc.
Registration Statement on Form S-1
File No. 333-274231

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Dawson James Securities Inc. hereby joins the request of Ascent Solar Technologies, Inc. that the effective date of the above-referenced Registration Statement on Form S-1 be declared effective at 4:00 p.m. (Washington, D.C. time) on September 26, 2023, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Carroll Legal LLC, request by telephone that such Registration Statement be declared effective.

In connection with this acceleration request and pursuant to Rule 460 under the Securities Act, please be advised that there will be distributed to each placement agent or dealer, who is reasonably anticipated to be invited to participate in the distribution of the securities, as many copies, as well as “e-red” copies of the preliminary prospectus, as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned confirm that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

  Sincerely,

  Dawson James Securities Inc.

  By: /s/ Robert D. Keyser

  Name: Robert D. Keyser

  Title:   CEO